UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2006

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Announcement of U.S. Regulatory Actions

Tokyo, December 19, 2006 — Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. today entered into a Written Agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company consented to a Cease & Desist Order with the U.S. Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, and Bank of Tokyo-Mitsubishi UFJ Trust Company, respectively, for preventing money laundering.

The Group accepts with utmost seriousness the actions of the U.S. supervisory authorities. Our immediate objective is to meet regulatory expectations as quickly as possible. To this end we are cooperating fully and maintaining an ongoing dialogue with our supervisors, and are fully committed to implementing an action plan that will be acceptable to our supervisors both now and going forward. The action plan will be based on our awareness that money laundering is an issue that must be addressed on a global level through strong internal controls, including enhanced IT systems and continuous training. Indeed, we have already begun our remediation efforts and will continue those efforts as vigorously as possible until the concerns set forth in these regulatory actions have been appropriately resolved.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Public Relations Division

Tel: 81-3-3240-2950